SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  February 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR OPENS NEW BUCHAREST BASE (NO 81)

3 AIRCRAFT, $300M INVESTMENT & 2 NEW ROUTES (ATHENS & TIMISOARA)

BUCHAREST ROUTES ON SALE ON NEW ROMANIAN WEBSITE

Ryanair, Europe's favourite airline, today (16 Feb) announced it will open a new base at Bucharest Airport (No 81), from 30th October, with 3 aircraft (an investment of $300m), 2 new routes to Athens and Timisoara, and more flights to Brussels, Dublin and Milan, which will deliver 1.4m customers p.a. and support over 1,000* "on-site" jobs, as Ryanair grows its traffic at Bucharest by 75%.

Ryanair's Bucharest winter 2016 will deliver:

• 3 based aircraft ($300m)
• 2 new routes: Athens (daily) & Timisoara (2 x daily)
• More flights to Brussels (9 weekly), Milan M (daily) & Dublin (5 weekly)
• 10 routes (incl. Bologna, London, Madrid, Milan B & Rome)
• 90 weekly flights
• 1.4m customers p.a. (+75%)
• 1,000* "on site" jobs p.a.

Ryanair also launched a new Romanian website, www.ryanair.com/ro where customers can now book flights to/from Bucharest at fares starting from just €9.99.

In Bucharest, Ryanair's Michael O'Leary said:

"We are pleased to announce a new base at Bucharest from 30th October with 3 based aircraft, 2 new routes to Athens and Timisoara (10 routes in total), and more flights to Brussels, Dublin and Milan, which will deliver 1.4m customers p.a. and support over 1,000 jobs, as we grow traffic at Bucharest by 75% and invest $300m.

Our Bucharest winter schedule includes daily services to London (2), Madrid (1) and Rome (2), making Ryanair the ideal choice for both business and leisure customers and we look forward to growing routes, traffic, jobs and tourism at our 2 new Romanian bases at Bucharest and Timisoara. To celebrate our new Bucharest base, we are releasing seats on sale at prices from just €9.99 for travel in March, which must be booked by Thursday (18 Feb). Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

                                            Bucharest Winter 2016 Schedule

Rome (Cia)	2 x daily	Athens	1 x daily
Timisoara	2 x daily	Madrid	1 x daily
London (Stan)	2 x daily	Milan (Mal)	1 x daily
Brussels (Char)	9 x weekly	Bologna	5 x weekly
Milan (Berg)	9 x weekly	Dublin	5 x weekly

ENDS

* ACI confirms up to 750 'on-site' jobs per 1m passengers

For further information
please contact:         Robin Kiely                              Piaras Kelly
                                    Ryanair Ltd                             Edelman Ireland
                                    Tel: +353-1-9451949           Tel: +353-1-6789333
                                    press@ryanair.com               ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 16 February, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary